Foresters Life Insurance and Annuity Company [40 Wall Street New York, NY 10005]	Level Term Insurance Rider

Definitions
1.	Company (also we, us, our): Foresters Life Insurance and Annuity Company.
2.	Insured: The person named in the Policy Schedule upon whose death the Policy’s Death Benefit Proceeds are paid.
3.	Issue Date: The date on which coverage under the Policy and this Rider takes effect as specified on the Policy Schedule.
4.	Owner: Wherever used in this Rider, “Owner” means the Owner of the Policy to which this Rider is attached.
5.	Policy: The life insurance policy to which this Rider is attached and a part of.
6.	Rider Benefit Amount: The amount of term life insurance on the life of the Insured as indicated on the Policy Schedule.

General Provisions
1.	This Rider is a part of and attached to the Policy.
2.	Unless otherwise specified, the term life insurance provided for by this Rider is subject to all the provisions of the Policy.
3.	The Effective Date of this Rider is the Issue Date shown on the Policy Schedule.
4.	The premium for this Rider is as shown on the Policy Schedule.

Rider Benefit Amount
The Company will pay the Rider Benefit Amount specified on the Policy Schedule, upon receipt at our Administrative Office of due proof death of the Insured:
i)	while this Rider was in force; and
ii)	provided that, subject to the Grace Period provision in the Policy, no premium is in default.

This Rider does not have cash values or loan values.

Beneficiary
Any benefit paid under this Rider will be paid to the Beneficiary named in the Application or as changed in accordance with the Change of Beneficiary provisions of the Policy.  If the Beneficiary is no longer alive, the benefit will be paid in accordance with the Death of Beneficiary provisions of the Policy.

Conversion Benefit
Insurance under this Rider may be converted, without evidence of insurability, to an individual life insurance policy subject to the following conditions and limitations:

1.	The Policy and this Rider must be in force.
2.	No premium on either the Policy or this Rider is in default at the time a conversion is requested.
3.	A written request for conversion along with the first premium due on the new policy is received by our Administrative Office prior to the Policy Anniversary on which the Insured attains age 65.
4.	The minimum amount of insurance to be converted is $25,000.
5.	The maximum amount of insurance to be converted is the Rider Benefit Amount as specified on the Policy Schedule.
6.	The new policy will be any non-participating, permanent plan of life insurance we make available for such purpose.
7.	The incontestability and suicide provisions attributable to the coverage converted will run from the Issue Date of this rider.
8.	The premiums for the new policy will be those in effect at the time of conversion at the Insured’s attained age, and sex.
9.	The new policy will be issued in the same premium class as the Policy if available; otherwise the premium class will be the class most similar to that of the Policy.

The issue date of the new policy will be the date of the conversion.

The new policy will be available with a rider providing Waiver of Premium Benefit in the event of total disability provided that on the date of the conversion:  i) such a benefit is in force under this Rider, ii) such benefit is available at the insured’s attained age, sex, and class, and iii) such benefit is available with the new plan of life insurance to which the insured converts. Additional benefits may be available with the new policy for an additional premium and only with our written consent.

ICC17 LTR 3 (03/17)	1

Misstatement of Age or Sex
If the age or sex of the Insured has been misstated, the term insurance for the Insured will be that which the amount of Rider premiums paid would have purchased for the correct age and sex.

Termination of Rider
Except as otherwise provided, coverage under this Rider terminates:

1.	On the Expiration Date of this Rider shown in the Policy Schedule, or
2.	When any premium for this Rider or this Policy is in default beyond the Policy Grace Period; or
3.	When this benefit is converted as provided here under Conversion Benefit, or
4.	By written request of the Owner to terminate the Rider, accompanied by the Policy and this Rider for endorsement, or
5.	When the Policy is continued as Paid-Up Insurance or as Extended Term Insurance, or
6.	On the date the Policy is surrendered or otherwise terminated.

Not Contestable After Two Years
In the absence of fraud, all statements made in the original Application, or any supplemental application (such as in connection with a reinstatement of this rider), by or on behalf of the Insured, are representations and not warranties. Statements may be used to contest a claim for benefits under this Rider only if they are material misrepresentations and contained in the original Application or in any supplemental application, and a copy of such Application and supplemental application is attached to the Policy when issued or subsequent to issue as applicable.

Except for non-payment of premiums or fraud in the procurement of this Rider, when permitted by applicable law in the state where this rider is delivered or issued for delivery, we will not contest this rider’s validity after it has been in force during the lifetime of the Insured for two years from the Issue Date or two years from the date of a Reinstatement.

Premium Change
The current and maximum guaranteed premiums for this Rider are shown on the Policy Schedule.  We may change the current premium on any Policy anniversary.  Any change in the premium for this Rider will be on a uniform basis by premium class and based upon expectations of future investment earnings, mortality, persistency and expenses.  No change in premium for this Rider will occur on account of deterioration of the Insured’s health or a change in occupation.  The current premium cannot exceed the maximum premium.  If rates are changed, we will send the Owner (1) a notice of any change before it takes effect and (2) a premium rate table showing the new current premium rates for all policy years.

Suicide Within Two Years
If the Insured commits suicide within two years from the Issue Date, the liability of the Company under this Rider will be limited to all premiums paid for this Rider.

Reinstatement
If the Policy is reinstated, this Rider may be reinstated at the same time  if the Owner provides us with satisfactory evidence of the Insured’s insurability. The Reinstatement is subject to the Policy’s Reinstatement provisions.  Reinstatement will not create a liability due to the death of any person occurring prior to the date of reinstatement.  We will have two years from the effective date of Reinstatement to contest any claims or representations made in the Reinstatement Application.  The suicide period will continue to be that period which would have been in effect had no Default occurred.

Payment of Proceeds
Benefits paid due to the death of any Insured covered under this Rider will be a part of the Death Proceeds under the Policy and paid in accordance with the Payment of Proceeds section of the Policy.

Conformity with Interstate Insurance Product Regulation Commission Standards
This Rider was approved under the authority of the Interstate Insurance Product Regulation Commission (IIPRC) and issued under IIPRC standards.  Any provision of the Rider that on the provision’s effective date is in conflict with the applicable Interstate Insurance Product Regulation Commission standards for this product type in effect as of the provision’s effective date of Commission Policy approval is hereby amended to conform to the applicable Interstate Insurance Product Regulation Commission standards in effect as of the provision’s effective date of Commission Policy approval.

Foresters Life Insurance and Annuity Company

[Knut Olson]
[President]

ICC17 LTR 3 (03/17)	2